FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

6-3-02

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the months of May and June 2002

Royal Dutch Petroleum Company

Translation of registrant's name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
Royal Dutch Petroleum Company

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The "Shell" Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on May 30, 2002 it purchased 450,000 ordinary shares at a price of 58.31 euros per share.

The "Shell" Transport and Trading Company, p.l.c. announces that on May 30, 2002 it purchased for cancellation 3,000,000 ordinary shares at a price of 511.68 pence per share.

Since the launch of the Companies' share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 45,861,352 ordinary shares leaving ordinary shares outstanding in the market of 2,098,435,000. The "Shell" Transport and Trading Company, p.l.c. has repurchased a total of 210,334,726 ordinary shares, leaving ordinary shares outstanding in the market of 9,733,175,000. No New York Shares of The "Shell" Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, May 31, 2002

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
Royal Dutch Petroleum Company

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The "Shell" Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on 21 May, 2002 it purchased 400,000 ordinary shares at a price of 59.78 euros per share.

The "Shell" Transport and Trading Company, p.l.c. announces that on 21 May, 2002 it purchased for cancellation 2,000,000 ordinary shares at a price of 528.87 pence per share.

Since the launch of the Companies' share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 45,411,352 ordinary shares leaving ordinary shares outstanding in the market of 2,098,885,000. The "Shell" Transport and Trading Company, p.l.c. has repurchased a total of 207,334,726 ordinary shares, leaving ordinary shares outstanding in the market of 9,736,175,000. No New York Shares of The "Shell" Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, May 22, 2002

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
Royal Dutch Petroleum Company

Stock Exchange release

Not for release, publication or distribution in whole or in part in or into the United States, Australia, Canada or Japan

Recommended cash offer by Schroder Salomon Smith Barney on behalf of Shell Resources P.L.C. ("Shell Resources") a wholly owned member of the Royal Dutch / Shell Group of Companies, to acquire Enterprise Oil plc ("Enterprise")

Level of Acceptances

Shell Resources announces that at 3.00p.m. on 15th May 2002 valid acceptances of the Offer had been received in respect of 315,450,487 Enterprise Shares, representing approximately 65.6 per cent. of Enterprise's issued share capital.

Since the commencement of the offer period, Shell Resources has acquired 137,166,036 Enterprise Shares representing approximately 28.5 per cent. of Enterprise's issued share capital.

At the commencement of the offer period, pension funds managed by members of the Royal Dutch / Shell Group held 2,372,549 Enterprise Shares. These funds have accepted the Offer in respect of their holdings.

Accordingly, Shell Resources now owns or controls, or has received acceptances of the Offer in respect of a total of 452,616,523 Enterprise Shares, representing approximately 94.1 per cent. of Enterprise's issued share capital.

Shell Resources intends to procure the making of an application by Enterprise to the UK Listing Authority for the cancellation of the listing of Enterprise Shares on the Official List and to the London Stock Exchange for the cancellation of trading of Enterprise Shares with effect from 25 June 2002.

Shell Resources intends, as soon as practicable, to apply the compulsory acquisition procedure to acquire any outstanding Enterprise Shares.

The Offer, including the Loan Note Alternative, will remain open for acceptance until further notice. Enterprise Shareholders who wish to accept the Offer but have not yet done so are strongly encouraged to return their completed Form of Acceptance as soon as possible.

Further information:

Shell Investor Relations
Simon Henry +44 (0) 20 7934 3855
Mike Harrop +44 (0) 20 7934 6287

Schroder Salomon Smith Barney +44 (0) 20 7986 4000
(financial adviser and broker to Shell Resources)
David Wormsley
Julian Mylchreest

Corporate Broking:
Richard Wyatt
David James

Salomon Brothers International Limited (trading as Schroder Salomon Smith Barney), which is regulated in the United Kingdom by The Financial Services Authority Limited, is acting exclusively for Shell Resources and no one else in connection with the Offer and will not be responsible to anyone other than Shell Resources for providing the protections afforded to its clients nor for providing advice in relation to the Offer. Salomon Smith Barney is a service mark of Salomon Smith Barney Inc. Schroder is a trademark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited.

The Hague, 16 May 2002

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The "Shell" Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on May 14, 2002 it purchased 325,000 ordinary shares at a price of 61.16 euros per share.

The "Shell" Transport and Trading Company, p.l.c. announces that on May 14, 2002 it purchased for cancellation 1,500,000 ordinary shares at a price of 525.30 pence per share.

Since the launch of the Companies' share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 45,011,352 ordinary shares leaving ordinary shares outstanding in the market of 2,099,285,000. The "Shell" Transport and Trading Company, p.l.c. has repurchased a total of 205,334,726 ordinary shares, leaving ordinary shares outstanding in the market of 9,738,175,000. No New York Shares of The "Shell" Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, May 15, 2002

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The "Shell" Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on May 13, 2002 it purchased 325,000 ordinary shares at a price of 59.73 euros per share.

The "Shell" Transport and Trading Company, p.l.c. announces that on May 13, 2002 it purchased for cancellation 1,550,000 ordinary shares at a price of 512.90 pence per share.

Since the launch of the Companies' share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 44,686,352 ordinary shares leaving ordinary shares outstanding in the market of 2,099,610,000. The "Shell" Transport and Trading Company, p.l.c. has repurchased a total of 203,834,726 ordinary shares, leaving ordinary shares outstanding in the market of 9,739,675,000. No New York Shares of The "Shell" Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, May 14, 2002

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
Royal Dutch Petroleum Company

Stock Exchange release

Not for release, publication or distribution in whole or in part in or into the United States, Australia, Canada or Japan

Recommended cash offer by Schroder Salomon Smith Barney on behalf of Shell Resources P.L.C. ("Shell Resources") a wholly owned member of the Royal Dutch / Shell Group of Companies, to acquire Enterprise Oil plc ("Enterprise")

Offer Declared Wholly Unconditional

Shell Resources announces that it has received the European and US regulatory approvals for its proposed acquisition of Enterprise. All of the conditions of the Offer have now been satisfied or waived and accordingly the Offer has been declared wholly unconditional.

Walter van de Vijver, a Group Managing Director of the Royal/Dutch Shell Group of Companies and CEO of Shell's exploration and production business, said:

"We are delighted to have received the relevant regulatory approvals for our acquisition of Enterprise. We also now own, control or have received acceptances representing 76.4 per cent. of Enterprise's issued share capital and we are pleased to declare the Offer wholly unconditional."

"The acquisition process has run smoothly, efficiently and quickly. Our priority now is to integrate the businesses rapidly and unlock the $300 million per year of synergies that we have identified. Our teams have been very active and we are ready to begin integrating Enterprise's assets and operations into Shell's global portfolio. I would also like to take this opportunity to welcome Enterprise's staff into the Shell community."

The Offer, including the Loan Note Alternative, will remain open for acceptance until further notice. Enterprise Shareholders who wish to accept the Offer but have not yet done so are strongly encouraged to return their completed Form of Acceptance as soon as possible.

At 3.00p.m. on 7th May 2002, valid acceptances of the Offer had been received in respect of 227,832,504 Enterprise Shares, representing approximately 47.4 per cent. of Enterprise's issued share capital. In addition, since the commencement of the offer period, Shell Resources has acquired 137,166,036 Enterprise Shares representing approximately 28.5 per cent. of Enterprise's issued share capital. At the commencement of the offer period, pension funds managed by members of the Royal Dutch / Shell Group held 2,372,549 Enterprise Shares. These funds have accepted the Offer in respect of their holdings.

Accordingly, Shell Resources now owns or controls, or has received acceptances of the Offer in respect of a total of 367,371,089 Enterprise Shares, representing approximately 76.4 per cent. of Enterprise's issued share capital. Shell Resources is also pleased to announce that, since sufficient elections have been received, Loan Notes will be issued to Enterprise Shareholders who have elected to receive them.

Settlement will be effected on or before 21st May 2002 for Enterprise Shareholders who have already validly accepted the Offer. Settlement for Enterprise Shareholders who validly accept the Offer from today onwards will be effected within fourteen days of receipt of their valid acceptance.

Enterprise Oil will hold its final Annual General Meeting as normal on 16 May 2002. However, the formal business will be limited to the minimum required. In addition Shell Resources intends, as soon as practicable, to procure the making of an application by Enterprise to the UK Listing Authority for the cancellation of the listing of Enterprise Shares on the Official List and to the London Stock Exchange and other relevant exchanges for the cancellation of trading of Enterprise Shares

Appropriate proposals will be made to holders of options under the Enterprise Share Schemes in due course.

Terms used in this announcement shall have the same meaning as those in the Offer Document.

Further information:
Shell Investor Relations
Simon Henry +44 (0) 20 7934 3855
Mike Harrop +44 (0) 20 7934 6287

Schroder Salomon Smith Barney +44 (0) 20 7986 4000
(financial adviser and broker to Shell Resources)
David Wormsley
Julian Mylchreest
Corporate Broking:
Richard Wyatt
David James

Salomon Brothers International Limited (trading as Schroder Salomon Smith Barney), which is regulated in the United Kingdom by The Financial Services Authority Limited, is acting exclusively for Shell Resources and no one else in connection with the Offer and will not be responsible to anyone other than Shell Resources for providing the protections afforded to its clients nor for providing advice in relation to the Offer. Salomon Smith Barney is a service mark of Salomon Smith Barney Inc. Schroder is a trademark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited.

The Offer is not being made, directly or indirectly, in or into or by the use of the mails or any means of instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States, or in or into Australia, Canada or Japan. Accordingly, copies of this announcement, the Offer Document and any related offering documents are not being, and must not be, mailed or otherwise distributed or sent in or into or from the United States, Australia, Canada or Japan. Persons receiving this announcement, the Offer Document and any related offering documents (including without limitation custodians, nominees and trustees) must not distribute or send them in, into or from the United States, Australia, Canada or Japan. Doing so may invalidate any purported acceptance. No offer is being made to acquire the American Depository Shares of Enterprise.

The Hague, 7 May 2002

N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company)

The Board of Management of Royal Dutch Petroleum Company announces that the General Meeting of Shareholders of 16 May 2002 adopted a resolution to amend the Articles of Association to the effect that the par value of the shares is changed from NLG 1.25 to EUR 0.56, with the remaining fraction resulting from rounding down to the nearest euro-cent being added to the statutory reserves.

The aforesaid amendment of the Articles of Association will become effective on 31 May 2002 and therefore Euronext Amsterdam N.V. has been requested to arrange for the shares of Royal Dutch Petroleum Company to be listed at the new par value as from 3 June 2002.

Holders of shares in CF-form who have deposited their shares in a securities account with a bank or securities institution do not need to take any action.

Holders of registered shares entered in the Hague register as well as holders of shares entered in the New York register will shortly be informed of the redenomination of shares into EUR 0.56.

Shares in CF form will be centrally stamped by the Netherlands Central Securities Depository NECIGEF, the central institution as referred to in the Dutch Wet giraal effectenverkeer (Securities Giro Transfer Act), in collaboration with ABN AMRO Bank N.V., as from 3 June 2002. The stamp will evidence the aforesaid change in par value.

Commission

Publication of this announcement serves to inform shareholders of the resolution adopted to amend the Articles of Association of Royal Dutch Petroleum Company. Since the redenomination is of importance mainly in terms of administrative matters rather than of trading, no commission or notification commission will be reimbursed.

The Hague, 23 May 2002

THE BOARD OF MANAGEMENT

At the General Meeting of Shareholders held on the 16th of May, 2002 at The Hague, The Netherlands, the following proposals were adopted:

- to finalise the Annual Accounts for the year 2001;
- to declare the final dividend for 2001 at € 0.96, so that the total dividend for 2001 amount is to € 1.66;
- to discharge the Managing Directors of responsibility in respect of their management and the members of the Supervisory Board for their supervision for the year 2001.

The Hague, June 4, 2002

Postbus 162
2501 AN DEN HAAG
Nederland

Gevestigd te 's-Gravenhage
Carel van Bylandtlaan 30
Kamer van Koophandel 's-Gravenhage 2690

Tel: (070) 377 91 11
Fax: (070) 377 31 15

At the General Meeting of Shareholders held on the 16th of May, 2002 at The Hague, The Netherlands, the proposal was adopted to amend the Articles of Association and to authorise the Board of Management, in accordance with the provisions of Article 124, Book 2 of the Netherlands Civil Code, to effect any changes deemed necessary by the Minister of Justice.

The Hague, June 4, 2002

Postbus 162
2501 AN DEN HAAG
Nederland

Gevestigd te 's-Gravenhage
Carel van Bylandtlaan 30
Kamer van Koophandel 's-Gravenhage 2690

Tel: (070) 377 91 11
Fax: (070) 377 31 15

At the General Meeting of Shareholders held on the 16th of May, 2002 at The Hague, The Netherlands, the following proposals were adopted:

- to appoint Mr M.A. Brinded as a Managing Director of the Company with effect from July 1, 2002;

- to appoint Professor H.S. Markl as a member of the Supervisory Board of the Company with effect from July 1, 2002;

- to appoint Jonkheer A.A. Loudon as a member of the Supervisory Board of the Company owing to retirement by rotation.

The Hague, June 4, 2002

Postbus 162
2501 AN DEN HAAG
Nederland

Gevestigd te 's-Gravenhage
Carel van Bylandtlaan 30
Kamer van Koophandel 's-Gravenhage 2690

Tel: (070) 377 91 11
Fax: (070) 377 31 15

At the General Meeting of Shareholders held on the 16th of May, 2002 at The Hague, The Netherlands, the proposal was adopted to increase the maximum annual aggregate remuneration for all the members of the Supervisory Board and to set an amount equal to € 75,000 multiplied by the number of members of the Supervisory Board holding office during any year or proportionately during any part thereof.

The Hague, June 4, 2002

Postbus 162
2501 AN DEN HAAG
Nederland

Gevestigd te 's-Gravenhage
Carel van Bylandtlaan 30
Kamer van Koophandel 's-Gravenhage 2690

Tel: (070) 377 91 11
Fax: (070) 377 31 15

At the General Meeting of Shareholders held on the 16th of May, 2002 at The Hague, The Netherlands, the proposal was adopted to reduce the issued share capital with a view to cancelling the shares acquired by the Company in its own capital.

The Hague, June 4, 2002

Postbus 162
2501 AN DEN HAAG
Nederland

Gevestigd te 's-Gravenhage
Carel van Bylandtlaan 30
Kamer van Koophandel 's-Gravenhage 2690

Tel: (070) 377 91 11
Fax: (070) 377 31 15

At the General Meeting of Shareholders held on the 16th of May, 2002 at The Hague, The Netherlands, the proposal was adopted to authorize the Board of Management, with effect from July 1, 2002, and for a period of 18 months, for the acquisition by the Company, with due observance of the statutory provisions and for its own account, of shares in its capital up to a maximum of 10% of the issued capital, be it by acquisition on the stock exchange or otherwise at a price between an amount equal to the par value of the shares and an amount equal to 110% of the opening price quoted for shares of the Company at Euronext Amsterdam on the day of the acquisition or, in the absence of such a price, the last previous price quoted there.

The Hague, June 4, 2002

Postbus 162
2501 AN DEN HAAG
Nederland

Gevestigd te 's-Gravenhage
Carel van Bylandtlaan 30
Kamer van Koophandel 's-Gravenhage 2690

Tel: (070) 377 91 11
Fax: (070) 377 31 15

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 6 June 2002

President/Managing Director

(J. van der Veer)

General Attorney

(R. van der Vlist)